(Excerpt Translation)


                                                        November 20, 2007
                                                 Toyota Motor Corporation
                                        (Toyota Jidosha Kabushiki Kaisha)
                             1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in October 2007 (the "Current Month").


1.   Summary
     Number of listed shares as of the end             3,609,997,492 shares
     of the preceding month

     Total  number of shares changed during                        0 shares
     the Current Month

    (out of which, as a result of exercise                       (0 shares)
     of stock acquisition rights)

    (out of  which, as a result of other                         (0 shares)
     reasons)

     Number of listed shares as of the end             3,609,997,492 shares
     of the Current Month


2.   Stock acquisition rights (1st series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1)  Number of shares

     Total number of shares delivered during the                   0 shares
     Current Month

     (out of which, number of newly issued shares)               (0 shares)

     (out of which, number of shares transferred from            (0 shares)
      treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                      JPY 0
     Month

    (out of which, aggregate amount of newly                        (JPY 0)
     issued shares)

    (out of which, aggregate amount of shares                       (JPY 0)
     transferred from treasury shares)

3.   Stock acquisition rights (2nd series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1)  Number of shares

     Total number of shares delivered during the               2,000 shares
     Current Month

    (out of which, number of newly issued shares)                (0 shares)

    (out of which, number of shares transferred from         (2,000 shares)
     treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current              JPY 6,232,000
     Month

    (out of which, aggregate amount of newly                        (JPY 0)
     issued shares)

    (out of which, aggregate amount of shares               (JPY 6,232,000)
     transferred from treasury shares)


4.   Stock acquisition rights (3rd series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1)  Number of shares

     Total number of shares delivered during the              17,900 shares
     Current Month

    (out of which, number of newly issued shares)                (0 shares)

    (out of which, number of shares transferred from        (17,900 shares)
     treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current             JPY 81,283,900
     Month

    (out of which, aggregate amount of newly                        (JPY 0)
     issued shares)

    (out of which, aggregate amount of shares              (JPY 81,283,900)
     transferred from treasury shares)

5. Stock acquisition rights (4th series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1)  Number of shares

     Total number of shares delivered during the              39,900 shares
     Current Month

    (out of which, number of newly issued shares)                (0 shares)

    (out of which, number of shares transferred from        (39,900 shares)
     treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current            JPY 174,642,300
     Month

    (out of which, aggregate amount of newly                        (JPY 0)
     issued shares)

    (out of which, aggregate amount of shares             (JPY 174,642,300)
     transferred from treasury shares)